Exhibit 99.1

              COMMTOUCH SECURES $1.6 MILLION IN ADDITIONAL FUNDING

MOUNTAIN VIEW, Calif.--(BUSINESS  WIRE)--August 4, 2003--Commtouch (Nasdaq: CTCH
- News), a developer and provider of proprietary anti-spam solutions, today announced that an additional private placement has been secured from Israel Seed Partners, a major Israeli venture capital group, Argos Capital Management, a New York based hedge fund and a private individual investor. Commtouch will issue 2,666,667 million ordinary shares against the investment in the company by Israel Seed Partners of $1,000,000, Argos Capital of $500,000 and the individual investor of $100,000, or $0.60 per ordinary share. The investors will also receive warrants to purchase up to an additional 1.6 million ordinary shares, exercisable at a price of $0.65 per share. The warrants are currently exercisable and expire in five years.

Commtouch has agreed to file a registration statement with the SEC within 60 days to allow the two investors to publicly resell all shares sold in the private placement, including those issuable under the warrants. Commtouch has agreed to keep the registration statement effective for 36 months.

If the registration statement is not filed in 60 days, or does not become effective in four months or does not remain effective for 36 months, then Commtouch may be required to pay investors a penalty. The penalty will be 5% per month of the aggregate purchase price paid plus the spread between the warrant exercise price and the average price for the ordinary shares for each trading day until the registration conditions are fulfilled. The penalty is payable either in cash or in registered ordinary shares. Also, if the registration statement is not declared effective by the SEC in 90 days, the investors will have the right to register their shares on any registration statements filed by Commtouch for corporate financings.

Commtouch expects to receive the $1,600,000 in offering proceeds in the near future. The proceeds will be targeted mainly for use in expanding Commtouch's marketing and anti-spam product development plans.

The $1.6 million investment proceeds are in addition to the private placement proceeds to be received by the company under the agreement announced on July 16, 2003. Subsequent to that announcement, the company raised a further $240,000, bringing the total investment under the previously announced deal to $1,440,000.


About Israel Seed Partners

Israel Seed Partners (ISP) is one of Israel's leading venture capital groups. Its first fund closed in May 1995 and today it has close to $300,000,000 under management in its four funds providing capital to fast-growing Israeli technology companies.

Israel Seed's portfolio companies include Compugen (NASDAQ: CGEN), Dealtime, Finjan, Chiaro and XACCT. Israel Seed's investors include AOL-Time Warner, IBM, State Farm Insurance, Flag Venture Management, Horsley Bridge, Cdb WebTech, Invesco, AXA and well-known technology entrepreneurs.

About Argos Capital Management

Argos Capital Mangement is a New York hedge fund, with over $100 million in assets under the management of Ephraim F. Gildor.

Most recently, Mr. Gildor was a co-founder of Arbitrade Holdings, LLC and developed a proprietary computerized options market making operation. In January 2000, Arbitrade Holdings was sold to Knight Securities for $460 million. In 1986, Mr. Gildor received a B.S. in Mathematics/Computer Science, Magna cum Laude from Tel Aviv University. He then entered the Ph.D. program in Finance and Statistics at the University of Chicago Graduate School of Business, where he completed his M.B.A. with honors in 1988.

About Commtouch

Commtouch Software Ltd. is a developer and provider of proprietary anti-spam solutions. The company's core technologies reflect its decade of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq: CTCH - News). To learn more about Commtouch's solutions visit our web site at http://www.commtouch.com.

Note: Commtouch(R)is a registered trademark of Commtouch Software Ltd. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in our market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Contact:

Commtouch
media@commtouch.com
Gary Davis  650-864-2290

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